CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE FULL EXERCISE OF
UNDERWRITERS’ OVER ALLOTMENT OPTION

ATHENS, Greece, September 22, 2014 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) announced today that the underwriters of its public offering of 15,000,000 common units, which was closed on September 8, 2014, have fully exercised the overallotment option to purchase an additional 2,250,000 common units at a public offering price of $10.53 per common unit. As a result of the underwriters’ exercise of the full overallotment option, the Partnership has sold a total of 17,250,000 common units and has received approximately $173.4 million in net proceeds, in the aggregate, from the public offering.  The net proceeds have been used to repurchase from Capital Maritime & Trading Corp. (“Capital Maritime”) 5,950,610 common units at an aggregate price of $60,000,000.63, and to cancel such common units, and the remaining proceeds will be used (i) to partially fund the approximately $311,500,000 aggregate purchase price for three newbuild Daewoo 9,160 TEU eco-flex containerships and two newbuild Samsung eco medium range product tankers (collectively, the “Vessels”) and (ii) for general partnership purposes.

The Partnership’s common units trade on the Nasdaq Global Market under the symbol “CPLP”.

The joint book-running managers for the public offering of common units are UBS Investment Bank, BofA Merrill Lynch and Wells Fargo Securities. The co-lead managers are Barclays, Jefferies, Raymond James and RBC Capital Markets, and the co-managers are Stifel and Credit Agricole CIB.

Copies of the prospectus supplement and accompanying prospectus related to the public offering of common units may be obtained from UBS Investment Bank, Attention: Prospectus Dept., 299 Park Avenue, New York, NY 10171, or by calling UBS toll-free at: 888-827-7275, from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or by emailing dg.prospectus_requests@baml.com, or from Wells Fargo Securities, Attention: Equity Syndicate Dept. 375 Park Avenue, New York, NY 10152, by emailing cmclientsupport@wellsfargo.com or by calling (800) 326-5897.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The public offering of common units may be made only by means of a prospectus supplement and accompanying prospectus.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

Forward-Looking Statements

The statements in this press release that are not historical facts, including the expected use of proceeds from the offering of common units and the acquisitions and vessel delivery dates of the Vessels, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C. Petros Christodoulou, CEO and CFO +30 (210) 4584 950 E-mail: p.christodoulou@capitalpplp.com	Investor Relations / Media Nicolas Bornozis Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com